

02067314



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11 - K

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______.

Commission file Number 1-9662

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GETCHELL GOLD 401(k) SAVINGS PLAN

1125 Seventeenth Street, Suite 2310
Denver, Colorado
USA 80202
Telephone: (303) 675-0055

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone: (604) 682-7082



EXHIBIT INDEX

		Page
EXHIBIT 23	Consents of experts and counsel	
* 23.1	Consent of Ernst & Young, LLP, independent auditors.	19

* filed herewith

Financial Statements and Supplemental Schedule

Getchell Gold 401(k) Savings Plan

Years ended December 31, 2001 and 2000
With Report of Independent Auditors

Getchell Gold 401(k) Savings Plan

Financial Statements

Years ended December 31, 2001 and 2000

Contents

Report of Independent 1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits 2
Statements of Changes in Net Assets Available for Plan Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at end of year) 11

Schedule H, Line 4j - Schedule of Reportable Transactions
for the year ended December 31, 2001 12

AUDITORS' REPORT

To the Participants and Administrator of the
Getchell Gold 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the **Getchell Gold 401(k) Savings Plan** as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Minneapolis, Minnesota
June 20, 2002.

Getchell Gold 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

All dollar amounts are expressed in United States currency

As at December 31

	2001 $	2000 $
ASSETS		
Cash and cash equivalents	8,776	20,279
Investments, at fair value *[note 3]*	7,185,014	6,763,159
Net assets available for plan benefits	7,193,790	6,783,438

See accompanying notes

Getchell Gold 401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

All dollar amounts are expressed in United States currency

Year ended December 31

	2001 $	2000 $
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments, including realized and unrealized gains and losses	**81,915**	232,746
Interest and dividend income	**229,590**	677,787
Net investment income	**311,505**	910,533
Contributions:		
Employees	**886,603**	719,014
Employer	**168,784**	146,280
Total contributions	**1,055,387**	865,294
Total additions	**1,366,892**	1,775,827
Deductions from net assets attributed to benefits paid to participants	**956,540**	3,590,026
Net increase (decrease) in net assets available for plan benefits	**410,352**	(1,814,199)
Net assets available for plan benefits:		
Beginning of year	**6,783,438**	8,597,637
End of year	**7,193,790**	6,783,438

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

All dollar amounts are expressed in United States currency

December 31, 2001

1. DESCRIPTION OF THE PLAN

The following brief description of the Getchell Gold (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administration of the Plan is provided by Milliman & Robertson, Inc. and trust services are provided by Charles Schwab Trust Company.

Effective May 27, 1999, Placer Dome Inc. completed a merger that resulted in its owning 100% interest in the Company. Because certain plan participants terminated employment with Placer Dome Inc. subsequent to the merger, they became fully vested in all contributions previously made. These plan participants' terminations resulted in a partial plan termination.

Eligibility and contributions

Employees who are at least 18 years of age are eligible to participate in the Plan on the first day of the calendar quarter following completion of one month of service. Participants may elect to contribute up to 15 percent of their before tax compensation, as defined by the Plan. The Internal Revenue Service ("IRS") has established guidelines which limit contributions by participants to $10,500 for 2001 and 2000. Company contributions are established by the Plan Committee and are discretionary. Currently, the Company matches 100 percent of participants' contributions up to 4 percent of their compensation. The Company made matching contributions of $168,784 during the year ended December 31, 2001 [2000 - $146,280]. Employees may also roll-over amounts into the Plan from other qualified defined benefit or contribution plans and $144,951 of such contributions were made during the year ended December 31, 2001 [2000 - $15,964], and are reflected in employee contributions.

Contributions are self-directed by participants into eight investment options offered by the Plan. The eight investment options include: Stable Asset, Short-Term Bond, Intermediate Bond, Mixed Investment, Basic Stock, Capital Appreciation International Equity and Placer Dome Inc. Common Stock. Each of these investment options is discussed further in Note 3.

Each participant's account is credited with the participant and employer contributions and an allocation of investment earnings and losses. Contributions are accrued as of the date the participant's contributions are withheld from compensation. Contributions are deposited directly into the investment option selected by the participant.

NOTES TO FINANCIAL STATEMENTS

All dollar amounts are expressed in United States currency

December 31, 2001

1. DESCRIPTION OF THE PLAN (cont'd.)

Vesting

Participant contributions are fully vested at all times. Vesting of Company matching contributions and the earnings thereon is based on years of continuous service as follows:

Years of Services	Percentage Vested
Less than three years	0%
Three years or more	100%

The balance in a participant's employer contribution account shall become fully vested and nonforfeitable upon the occurrence of any one of the following events:

[a] Attainment of age 65 while still an employee
[b] Termination of employment as a result of disability
[c] Completion of three years of vesting service
[d] Termination of employment as a result of the participant's death
[e] Termination of the Plan
[f] Partial termination of the Plan affecting the participant
[g] Complete discontinuance by the Company of the contributions to the Plan

Distributions and refunds to participants

Withdrawals from the Plan may be made by a participant upon death, total disability, retirement, termination of employment or financial hardship. Employer contributions, if any, are subject to certain forfeiture provisions. Withdrawals may be paid in a lump sum, installment payment or a combination of the two depending upon the amount of the participant's account balance. There were no distributions payable as of December 31, 2001 and 2000.

Loans to participants

Participants are allowed to borrow up to 50 percent of their vested account balance, with a maximum loan amount of $50,000. Loans are generally due over a five-year period and bear interest at the prime rate from the date on which the loan was requested, plus one percent. Loans for a primary residence may be repaid over 10 years, but not beyond the participants' normal retirement age.

NOTES TO FINANCIAL STATEMENTS

All dollar amounts are expressed in United States currency

December 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from net assets during the reporting period. Actual amounts could differ significantly from those estimates.

Cash and cash equivalents

The Plan considers all highly liquid investment with original maturities of three months or less to be cash equivalents.

Investment valuation and income recognition

When available, quoted market prices are used to value investments. Quoted market prices were available to value all investments at December 31, 2001 and 2000. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administration expenses

The Company may pay all expenses incurred in establishing and administering the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any such expenses not paid by the Company shall be paid from the Plan. All administrative expenses of the Plan for the years ended December 31, 2001 and 2000, were paid by the Company with the exception of transaction costs imposed by the trustee related to employee loans, which are charged directly to the employee's account. Forfeitures of nonvested employer contributions are used first to pay expenses under the Plan. Any remaining forfeitures are allocated in the same manner as matching contributions and additional Company contributions. For the year ended December 31, 2001, forfeitures totalled $10,925.

Payment of benefits

Benefit payments to participants are recorded upon distribution.

NOTES TO FINANCIAL STATEMENTS

All dollar amounts are expressed in United States currency

December 31, 2001

3. SUMMARY OF INVESTMENT OPTIONS

Following is a summary of the objectives and strategies for the investment funds:

Stable Asset Option

The Stable Asset Option consists of the Schwab U.S. Treasury Money Fund which is designed for investors who seek high current income consistent with liquidity and stability of capital. The fund invests solely in U.S. Treasury notes, bills and other direct obligations of the U.S. Treasury that are backed by the "full faith and credit" of the U.S. Government. The fund will only purchase securities that mature in 397 days or less, or which have a variable rate of interest readjusted no less frequently than every 397 days.

Short-Term Bond Option

The Short-Term Bond Option consists of the Vanguard Short-Term Corporate Fund which seeks income consistent with liquidity and minimum principal fluctuation. The fund invests in short-term investment-grade bonds and other fixed-income securities. It is expected to maintain an average weighted maturity between one and three years. Not more than 30% of the fund's assets may be invested in debt securities rated BBB or lower. The fund may also invest in U.S. government securities, bank obligations, commercial paper, repurchase agreements and foreign securities.

Intermediate Bond Option

The Intermediate Bond Option consists of the Columbia Fixed Income Securities Fund. This fund normally invests at least 95% of assets in investment-grade debt securities. It may also invest in unrated securities of similar quality. Up to 5% of assets may be invested in securities rated below investment-grade at the time of purchase. The fund ordinarily invests a portion of its assets in U.S. Government obligations, including GNMAs and FNMAs. The portfolio maturity varies in response to anticipated changes in interest rates. Generally, the fund purchases securities with intermediate and long-term maturities.

NOTES TO FINANCIAL STATEMENTS

All dollar amounts are expressed in United States currency

December 31, 2001

3. SUMMARY OF INVESTMENT OPTIONS (cont'd.)

Mixed Investment Option

The Mixed Investment Option consists of the Dodge & Cox Balanced Fund. This fund seeks income, conservation of principal and long-term growth of principal and income. The fund may invest up to 75% of its assets in common stocks and convertible securities. Prospective earnings and dividends are major considerations in these purchases. Individual securities are selected with regard to financial strength and economic background. The balance of the fund's assets are invested in investment-grade, fixed-income securities, unrated debt must be judged to be equivalent to those rated at least A.

Basic Stock Option

The Basic Stock Option consists of the Dodge & Cox Stock Fund. This stock fund seeks long-term growth of principal and income. Current income is a secondary objective. The fund intends to remain fully invested in equities with at least 65% of its assets in common stocks. Fund management seeks companies with financial strength and a sound economic background. Purchases are made on a long-term basis; the fund does not normally engage in short-term trading. It intends to purchase primarily issues listed on the major exchanges.

Capital Appreciation Option

The Capital Appreciation Option consists of the Davis New York Venture Fund which seeks growth of capital. The fund invests predominantly in equity securities of companies with market capitalization of at least $250 million, but it may also hold issues with smaller capitalizations. The fund may invest up to 10% of its assets in securities of foreign issuers and up to 10% of its assets in restricted securities. It may also lend securities and write covered call options.

International Equity Option

The International Equity Option consists of the T. Rowe Price International Stock Fund. This fund seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. issuers. The balance of assets may be invested in preferred stocks, warrants, convertible securities, and/or debt securities. The fund typically maintains investments in at least three foreign countries; it may invest in both industrialized and developing countries.

NOTES TO FINANCIAL STATEMENTS

All dollar amounts are expressed in United States currency

December 31, 2001

3. SUMMARY OF INVESTMENT OPTIONS (cont'd.)

Placer Dome Inc. Common Stock Option

Placer Dome Inc. Common Stock (New York Stock Exchange - PDG) offers employees the opportunity to invest in the Company's stock.

The following investments represent 5% or more of net assets available for plan benefits at December 31, 2001 and 2000:

	2001 **$**	**2000** **$**
Schwab U.S. Treasury Money Fund	**424,714**	513,795
Dodge & Cox Balanced Fund	**1,515,956**	1,235,992
Dodge & Cox Stock Fund	**1,577,157**	1,243,082
Davis New York Venture Fund	**1,476,861**	1,715,315
Placer Dome Inc. Common Stock	**751,459**	892,026

During 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2001 **$**	**2000** **$**
Mutual Funds	**25,802**	253,135
Placer Dome Inc. Common Stock	**56,113**	(20,389)
	81,915	232,746

4. PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

All dollar amounts are expressed in United States currency

December 31, 2001

5. TAX STATUS

The IRS has issued a determination letter dated September 17, 1997, indicating that the Plan, as amended, is qualified under Section 401(a) of the IRS Code ("the Code") and that the trust is therefore exempt from federal income tax under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. SUBSEQUENT EVENT

Effective January 1, 2002, the Getchell Gold Corporation 401(k) Savings Plan and the Placer Dome U.S. Inc. Investment Savings Plan were merged to become the PDA 401(k) Savings Plan. Placer Dome Inc. merged the savings plans in order to retain a single vendor to provide consolidated administration, investment management and trust/custody services.

The PDA 401(k) Savings plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Milliman & Robertson, Inc. provides administration of the Plan and Charles Schwab Trust Company provides trust services.

Supplemental Schedules

Getchell Gold 401(k) Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

All dollar amounts are expressed in United States currency

Year ended December 31, 2001

Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Mutual Funds		
Schwab U.S. Treasury Money Fund*	424,714 units	$424,714
Columbia Fixed Income Securities Fund	25,899 units	342,382
Dodge & Cox Balance Fund	23,173 units	1,515,956
Dodge & Cox Stock Fund	15,692 units	1,577,157
Davis New York Venture Fund	58,076 units	1,476,861
T. Rowe Price International Stock Fund	19,920 units	218,918
Vanguard Short-term Corporate Fund	30,972 units	335,119
Wells Fargo Outlook 2020 Fund	21 units	259
Common stock		
Placer Dome Inc. common stock*	68,878 shares	751,459
Loans to participants*	Interest rates 6.0%-10.5% Maturing through 2010	542,189
		$7,185,014

*Denotes a party-in-interest to the Plan.

See accompanying auditors' report

Employer Identification Number: 64-7048908
Plan Number: 002

Getchell Gold 401(k) Savings Plan

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

(all dollar amounts are expressed in United States currency)

Year ended December 31, 2001

Identify of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred	Cost of Asset	Current Value on Transaction Date	Net Loss
Category (iii) - a series of transactions in excess of 5 percent of plan assets.								
Sales:								
Schwab & Co.	Davis New York Venture Fund Class A	—	514,633	—	—	478,371	514,633	36,262
Placer Dome Inc.	Placer Dome Inc. common stock	—	449,504	—	—	393,402	449,504	56,102
Purchases:								
Schwab & Co.	Davis New York Venture Fund Class A	474,376	—	—	—	474,376	474,376	—
Schwab & Co.	Dodge & Cox Balance Fund	545,336	—	—	—	545,336	545,336	—
Schwab & Co.	Dodge & Cox Stock Fund	581,057	—	—	—	581,057	581,057	—

There were no category (i), (ii), (iii) or (iv) reportable transactions during 2001.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GETCHELL GOLD 401(k) SAVINGS PLAN

June 27, 2002

By: 
William M. Hayes
Chairman, President and Chief Executive Officer,
Getchell Gold Corporation

By: 
Ronald McLean
Vice President, Human Resources
Placer Dome America Holding Corporation

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (333-10274) pertaining to the Getchell Gold 401(k) Savings Plan of our report dated June 20, 2002, with respect to the financial statements and schedule of the Getchell Gold 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Minneapolis, Minnesota,
June 28, 2002

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